NEW DATA PRESENTED AT THE 28TH ECTRIMS CONGRESS SHOWCASE TEVA’S ONGOING COMMITMENT
TO MULTIPLE SCLEROSIS RESEARCH

Highlights Include Late-Breaking Presentation of the Phase III GALA Results Evaluating
Glatiramer Acetate 40 mg/1 ml

Jerusalem, Israel, October 8, 2012 - Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today announced that key data from the Company’s multiple sclerosis (MS) franchise will be featured at the 28th Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) in Lyon, France, October 10-13, 2012. Data presentations will provide new insights on COPAXONE® (glatiramer acetate injection), the world’s leading relapsing-remitting multiple sclerosis (RRMS) treatment, and Teva’s investigational oral compound laquinimod, as well as results from the ongoing TOP MS and NARCOMS studies.

“For more than 20, years Teva has been at the forefront of MS research and development focused on providing effective and safe treatments aimed at meeting the needs of patients’ living with this complex, often debilitating disease,” said Dr. Michael Hayden, President of Global R&D and Chief Scientific Officer for Teva Pharmaceutical Industries Ltd. “The data being presented at ECTRIMS demonstrate our ongoing commitment to enhancing the treatment experience for RRMS patients and advancing science to assist neurologists in making appropriate treatment decisions, especially as the market continues to evolve.”

In addition to the data being presented at the Congress, Teva will host a satellite symposium, “New Concepts in MS Pathology Shed Light on MS Treatment Approaches” on Thursday, October 11, 2012 from 19:15 — 20:15 CET. Teva will also host a media event for credentialed journalists on Thursday, October 11, 2012 at 12:00 CET focused on advancements made in RRMS and future considerations for treatment.

Teva-Sponsored Data Highlights Include:

Glatiramer Acetate:
The multinational randomized, double-blind placebo-controlled Phase III Glatiramer Acetate Low-frequency Administration (GALA) study examined the efficacy, safety and tolerability of an investigational formulation of glatiramer acetate 40 mg/1 ml administered three times a week compared to placebo in a randomized, double-blind placebo-controlled design in patients with RRMS. A late-breaking news parallel session will present detailed clinical data on October 13, 2012, while a poster presentation will analyze baseline patient demographics for this trial. Key posters include:

•	[P 912] A multinational, multicenter, randomized, parallel-group study to access efficacy, safety and tolerability of Glatiramer Acetate 40 mg injection three times a week in subjects with RRMS: Baseline Patient Characteristics of the GALA study (Poster Session 2: Immunomodulation, October 12, 15:30 — 17:00 CET) O. Khan, P. Rieckmann, A. Boyko, K. Selmaj, R. Zivadinov (Detroit, US; Bamberg, DE; Moscow, RU; Lodz, PL; Buffalo, US)

•	[166] A phase 3 trial to assess the efficacy and safety of glatiramer acetate injections 40mg administered 3 times a week compared to placebo (Parallel Session 13: Late Breaking News, October 13, 8:30 – 8:45 CET) O. Khan, P. Rieckmann, A. Boyko, K. Selmaj, R. Zivadinov (Detroit, US; Bamberg/Erlangen, DE; Moscow, RU; Lodz, PL; Buffalo, US)

Laquinimod:
Laquinimod is an oral, once-daily investigational central nervous system (CNS)-active immunomodulator with a novel mechanism of action in development for the treatment of RRMS. Multiple presentations at ECTRIMS further demonstrate the clinical benefits of this unique compound. Ongoing analyses from the open-label extension phase of the ALLEGRO trial assessing the effect on disease course in patients treated with laquinimod for three years, as well as in patients originally treated with placebo and switched to laquinimod treatment for one year, may provide further possible evidence surrounding the effectiveness of the compound in decreasing relapse rates. Further analyses on other clinical endpoints such as disability and safety will be discussed. Results from an additional study using several magnetic resonance imaging (MRI) techniques sensitive to irreversible tissue damage such as measurements of brain volume or magnetic transfer ratio (MTR) were consistent with the positive impact on disability progression demonstrated with the therapy. Key posters include:

•	[P 516] Oral laquinimod in patients with relapsing-remitting multiple sclerosis: Clinical effects at 36 months in the open-label extension phase of the ALLEGRO study (Poster Session 1: Long-term Treatment Monitoring, October 11, 15:30 – 17:00 CET) G. Comi, D. Jeffery, L. Kappos, X. Montalban, A.N. Boyko, M.A. Rocca, M. Filippi on behalf of the ALLEGRO Study Group

•	[P 762] Assessing prognostic factors of severe relapse requiring hospitalisation and/or IV methylprednisolone in RRMS treated with placebo or laquinimod: pooled analysis from the ALLEGRO and BRAVO trials (Poster Session 2: Economic Burden, October 12, 15:30 – 17:00 CET) C.A. Carroll, P. Lindgren, A. Lang on behalf of the Allegro & BRAVO Study Group

•	[P 861] Evidence for a neuroprotective effect of oral laquinimod in relapsing remitting multiple sclerosis (Poster Session 2: Imaging, October 12, 15:30 – 17:00 CET) M. Filippi, M.A. Rocca, N. De Stefano, D. Jeffery, L. Kappos, X. Montalban, A.N. Boyko, G. Comi on behalf of the ALLEGRO Study Group

Multiple Sclerosis:
Results from the Therapy Optimization in Multiple Sclerosis (TOP MS) study, the largest prospective Phase IV study conducted in MS, provide insight into the impact of adherence to therapy as well as the effect of progression of symptoms on MS patients’ health outcomes and daily activities. Presentation of data will show that better adherence to disease-modifying treatment (DMT) was associated with fewer relapses, as measured by the medication possession ratio (MPR). Additionally, independent of non-adherence to therapy, prior use of one or more MS therapies was associated with increased risk of relapse. In terms of MS symptom effects, a separate presentation will show that change in fatigue severity scale (FSS) was observed as a significant predictor of percent time missed from work. Key posters include:

•	[P 260] Relationship between MS therapy adherence and relapse episodes (Poster Session 1: Databases and Pharmacoepidemiology, October 11, 15:30 – 17:00 CET) T. Leist, H. Zwibel, M. Schwartz, B. Cohen, M. Tullman, P. K. Coyle on behalf of the TOP MS Steering Committee

•	[P 1035] Predictors of change in work productivity and activity impairment scores (Poster Session 2: Comprehensive Care and Rehabilitation) M. Tullman, T. Leist, H. Zwibel, B. Cohen, P.K. Coyle, M. Lage on behalf of the TOP MS Study Steering Committee

The North American Research Committee on Multiple Sclerosis (NARCOMS) is a global longitudinal MS registry that collects information regarding the long-term effects of DMT among an active database of over 35,000 MS patients. Researchers analyzed data from the registry to describe the disease characteristics of MS patients who have continuously taken the same DMT for a minimum of five years and to evaluate the likelihood of changes in Patient-Determined Disease Steps (PDDS) and Performance Scales (PS). Results will reveal factors that may inform treatment decisions among clinicians. Key posters include:

•	[P 698] Comparative effectiveness of long-term users of disease-modifying therapy (Poster Session 2: Epidemiology, October 12, 15:30 – 17:00 CET) A. Salter, Y. Tang, L. Hornung, S. Kolodny, D. Hurtukova, S. Glenski, S. Cofield, X. Zhang, G. Cutter (Birmingham, Kansas City, US)

About COPAXONE®

COPAXONE® (glatiramer acetate injection) is indicated for the reduction of the frequency of relapses in relapsing-remitting multiple sclerosis, including patients who have experienced a first clinical episode and have MRI features consistent with multiple sclerosis.

The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain.

See additional important information at: http://www.sharedsolutions.com/redirect/PrescribingInformation.pdf. For hardcopy releases, please see enclosed full prescribing information.

COPAXONE® is now approved in more than 50 countries worldwide, including the United States, Russia, Canada, Mexico, Australia, Israel, and all European countries.

About Laquinimod

Laquinimod is an oral, once-daily CNS-active immunomodulator with a novel mechanism of action being developed for the treatment of MS. In animal models, laquinimod crosses the blood-brain barrier to potentially have a direct effect on the neurodegenerative processes of MS. The global Phase III clinical development program evaluating oral laquinimod in MS includes two pivotal studies, ALLEGRO and BRAVO. A third Phase III laquinimod trial, CONCERTO, will evaluate two doses of the investigational product (0.6mg and 1.2mg) in approximately 1,800 patients for up to 24 months. The primary outcome measure will be confirmed disability progression as measured by the Expanded Disability Status Scale (EDSS).

In addition to the MS clinical studies, laquinimod is currently in Phase II of development for Crohn’s disease and Lupus.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements, including statements relating to the results of the GALA phase III trial and the potential efficacy or future market or marketability of glatiramer acetate 40 mg/1 ml. Following further analysis, Teva’s interpretation of the results could differ materially depending on a number of factors, and we caution investors not to place undue reliance on the forward-looking statements contained in this press release as there can be no guarantee that the results from the phase III trial discussed in this press release will be confirmed upon full analysis of the results of the trial and additional information relating to the safety, efficacy or tolerability of glatiramer acetate 40 mg/1 ml may be discovered upon further analysis of data from the phase III trial. Even if the results described in this release are confirmed upon full analysis of the GALA study, we cannot guarantee that glatiramer acetate 40 mg/1 ml will be approved for marketing in a timely manner, if at all, by regulatory authorities in the EU or in the U.S. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), the effects of increased leverage as a result of the acquisition of Cephalon, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel (including Cephalon employees) or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2011 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.